January 3, 2007

VIA FACSIMILE

Mr. Christian Windsor

Securities and Exchange Commission

100 F. St., NE

Washington, DC 20549

Re:	First Federal Bancshares, Inc.
Preliminary Schedule 14A
Filed December 8, 2006 and amended December 22, 2006
File No. 000-30753

Dear Mr. Windsor:

On behalf of our client, First Federal Bancshares, Inc. (the “Company”), we are responding to comments received from your office by letter dated December 29, 2006 with respect to the above referenced Preliminary Schedule 14A. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. All page references refer to the pages of the marked copy of the Preliminary Schedule 14A which marked pages are attached to this letter and are being provided to the staff supplementally.

Preliminary Schedule 14A

General

Comment No. 1

We note your response to our former comment 1; however, the staff is unable to concur with your position that projected net income would not be material to a reasonable investor. Please provide these projections to investors by including them in your proxy.

Response to Comment No. 1

The requested change has been made. See page 21.

* * * * *

Mr. Christian Windsor

January 3, 2007

Please also be advised that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions about our responses or require any additional information, please do not hesitate to contact the undersigned at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Sean P. Kehoe
Sean P. Kehoe

cc:	Kathryn McHale, SEC
James J. Stebor, First Federal Bancshares, Inc.
Paul M. Aguggia, Esq.
Aaron M. Kaslow, Esq.
Andrew Grossman, Esq.

Financial Forecasts

During due diligence, FFBI provided to Heartland Bancorp certain internal financial forecasts for the remainder of fiscal year 2006 and for the fiscal years 2007, 2008 and 2009. These financial forecasts were not prepared with a view toward public disclosure or compliance with published guidelines of the Securities and Exchange Commission, the guidelines established by the American Institute of Certified Public Accountants for prospective financial information, or generally accepted accounting principles and are included in this proxy statement only because they were provided to Heartland Bancorp in connection with the due diligence conducted during the merger discussions between the parties. These financial forecasts were provided to Heartland Bancorp in August 2006 and were not subsequently revised or updated to reflect actual results for the remainder of the year ended December 31, 2006. FFBI’s independent auditor did not examine or compile these estimates or express any conclusion or provide any form of assurance with respect to these estimates. In addition, KBW did not use these estimates in rendering its opinion as to the fairness, from a financial point of view, of the merger consideration to stockholders of FFBI.

The financial forecasts described below are forward-looking statements within the meaning of that term in the Private Securities Litigation Reform Act of 1995 and that are subject to risks and uncertainties that could cause actual results to differ materially from such estimates and should be read with caution. Although presented with numerical specificity, these estimates are based upon a variety of assumptions made by FFBI’s management with respect to, among other things: industry performance; general economic, market, interest rate, and financial conditions; operating and other revenues; and expenses, effective tax rates, capital expenditures, working capital, and other matters. None of the assumptions may be realized, and as historical performance suggests, they are inherently subject to significant business, economic, and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the control of FFBI.

Accordingly, FFBI cannot assure you that the assumptions made in preparing these estimates will prove accurate, and actual results may differ materially from these estimates. In addition, the forecasts do not take into account any matters contemplated by the merger agreement.

For these reasons, the description of the financial forecasts in the proxy statement should not be regarded as an indication that they are an accurate prediction of future events, and they should not be relied on as such. No one has made, or makes, any representation regarding these estimates and, except as may be required by applicable securities laws, FFBI does not intend to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrences of future events even if any or all of the assumptions are shown to be in error.

The internal financial forecasts FFBI provided to Heartland Bancorp projected FFBI net income of approximately $193,000, $561,000, $947,000 and $1.3 million for the three months ended December 31, 2006, and the years ended December 31, 2007, 2008 and 2009, respectively.